Exhibit 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of NBHSA Inc. on Form S-4 of our reports dated February 25, 2017, relating to the consolidated financial statements of Biglari Holdings Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the contributions of cash and securities to investment partnerships) and the effectiveness of Biglari Holdings Inc.’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Biglari Holdings Inc. for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana

December 22, 2017